February 17, 2021

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mara Ransom
Scott Anderegg

Re:	Sendas Distribuidora S.A.
Registration Statement on Form 20-F
File No. 001-39928

Ladies and Gentlemen:

Pursuant to Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, Sendas Distribuidora S.A. (the “Company”), respectfully requests acceleration of the effectiveness of its Registration Statement on Form 20-F (File No. 001-001-39928) (as amended to date, the “Registration Statement”), so as to become effective at 5:00 p.m. Eastern time on Friday, February 19, 2021 or as soon as possible thereafter.

The Company has been informed by the New York Stock Exchange (the “NYSE”) that the NYSE will certify to the Commission that the Company has been approved by the NYSE for listing.

The Company respectfully requests that it be notified of the effectiveness of the Registration Statement by a telephone call to Era Anagnosti of White & Case LLP at (202) 637 6274 and that such effectiveness also be confirmed in writing. Please do not hesitate to contact Era Anagnosti at the same number with any questions or comments with respect to this letter.

Very truly yours,

/s/ Belmiro de Figueiredo Gomes
Belmiro de Figueiredo Gomes
Chief Executive Officer
Sendas Distribuidora S.A.

/s/ Daniela Sabbag Papa
Daniela Sabbag Papa
Chief Financial Officer
Sendas Distribuidora S.A.

cc:	Era Anagnosti, Esq.
White & Case LLP